U.S. Securities and Exchange Commission	October 25, 2024

October 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Valeria Franks and Keira Nakada

Re:	Domino’s Pizza, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Annual Report to Security Holders for Fiscal Year Ended December 31, 2023

File No. 001-32242

Ladies and Gentlemen:

Domino’s Pizza, Inc. (the “Company”) submits this letter in response to the comment contained in the letter to the Company dated October 17, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s 2023 Annual Report on Form 10-K filed with the Commission on February 26, 2024 (the “2023 Form 10-K”). For the convenience of the Staff, we have reproduced the comment in bold, followed by the Company’s response.

1.	Annual Report to Security Holders for Fiscal Year Ended December 31, 2023

Hungry for More Already in Action

Enhanced by Best-in-Class Franchisees

You present the non-GAAP measure of EBITDA per store in your Annual Report to Security Holders. Please revise to include the disclosures required by Item 100(a) of Regulation G.

Response to Comment 1:

The Company supplementally advises the Staff that the estimated EBITDA per U.S. franchise store is a statistical measure that is not derived from any financial data contained in the Company’s financial statements. As a result, in accordance with Rule 101(a)(2) of Regulation G, the referenced metric is not within the definition of non-GAAP financial measures because it is not a numerical measure of the Company’s historical or future financial performance, financial position or cash flows and, further, it is a statistical measure calculated using exclusively operating measures or other measures (namely an internal Company estimate of estimated U.S. franchisee EBITDA based on unaudited results self-reported by U.S. franchise owners) that are not non-GAAP financial measures. The Company respectfully advises the Staff that, as noted above, estimated EBITDA per U.S. franchise store is not a numerical measure of the Company’s (registrant’s) historical or future financial performance, financial position or cash flows, but is rather an estimate of the average profitability of the Company’s U.S. franchise stores, an operating measure that reflects the general health of the Company’s U.S. franchise business.

In response to the Staff’s comment, in all future letters to shareholders or other public disclosures that contain this statistical measure, the Company will include additional detail clarifying the fact that this statistical measure is an internal Company estimate based on unaudited results self-reported by U.S. franchise owners.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (734)-930-3030.

U.S. Securities and Exchange Commission	October 25, 2024

Sincerely,

/s/ Sandeep Reddy

Sandeep Reddy

Executive Vice President, Chief Financial Officer

cc:	Kevin S. Morris, Executive Vice President, General Counsel

Jessica Parrish, Vice President, Chief Accounting Officer and Treasurer

Craig E. Marcus, Ropes & Gray LLP